THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, PURCHASERS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THE OFFERING.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THE OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT, THE FORM C, OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PURCHASERS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN RULE 100(A)(2) OF REGULATION CROWDFUNDING. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH PURCHASER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY THE PURCHASER IN CONNECTION WITH THE OFFERING TO DETERMINE THE APPLICABILITY TO THE OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE PURCHASERS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE FORM C, OR ANY OF THE OTHER MATERIALS MADE AVAILABLE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL, OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE PURCHASER SHOULD CONSULT THE PURCHASER'S OWN COUNSEL, ACCOUNTANT, AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX, AND OTHER RELATED MATTERS CONCERNING THE PURCHASER'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE PURCHASERS IN CONNECTION WITH THE OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR

REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND, AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT, IN WHOLE OR IN PART, ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE PURCHASER LESS THAN THE AMOUNT OF SECURITIES SUCH PURCHASER DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

SUBSCRIPTION AGREEMENT
SERIES DRM-001, A SERIES OF DRAM INVEST LLC

1. **Subscription**.

1.1 The undersigned (the "**Purchaser**"), intending to be legally bound, hereby irrevocably agrees to purchase from the Series DRM-001, a series of Dram Invest LLC, a Delaware series limited liability company (the "**Company**," and as the context may provide, the "**Company**" shall mean Dram Invest LLC and the Series DRM-001 collectively), the number of Interest in the Series DRM-001 (the "**Series DRM-001 Interest**") set forth on the signature page of this Subscription Agreement at a purchase price of $100 per Series DRM-001 Interest for the aggregate purchase price set forth on the signature page hereto (the "**Purchase Amount**"), and on the terms and conditions of the Limited Liability Company Agreement governing the Company, dated April 26, 2023, as amended from time to time (the "**Operating Agreement**"), a copy of which the Purchaser has received and read. The Purchaser further agrees to its membership in the Company and the Series DRM-001. This subscription is submitted to Dram Management LLC, the managing member of the Company and the Series DRM-001 (the "**Managing Member**") by the Purchaser in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the exempt offering by the Company (the "**Offering**") of a minimum of two hundred and eighty-five (285) Series DRM-001 Interest for minimum aggregate proceeds of $28,500 (the "**Minimum Offering Amount**") and up to two hundred and eighty-five (285) ~~three hundred (300)~~ Series DRM-001 Interest for maximum aggregate gross proceeds of $28~~30~~,5~~0~~00 ("**Maximum Offering Amount**"). The Company has authorized the issuance of up to two hundred and eighty-six (286) ~~three hundred one (301) Series~~ DRM-001 Interest.

1.2 The Series DRM-001 Interest are offered through Dalmore Group, LLC, a registered broker-dealer and a member of FINRA and SIPC (the "**Intermediary**").

1.3 The Purchaser understands that the Series DRM-001 Interest are being offered pursuant to a Form C, dated January 12~~[*]~~, 2026~~5~~, as amended and supplemented from time to time (the "**Form C**"), filed with the U.S. Securities and Exchange Commission (the "**SEC**"). By executing this Subscription Agreement, the Purchaser acknowledges that the Purchaser has received this Subscription Agreement, copies of the Form C, the exhibits thereto and any other information required by the Purchaser to make an investment decision.

1.4 The closing of the Offering (the "**Closing**") will occur on the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Managing Member in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted. If the Closing has not occurred prior to the offering deadline as set forth in the Form C with respect to the Offering of the Series DRM-001 (the "**Offering Deadline**"), no Series DRM-001 Interest will be sold in the Offering and all investment commitments will be cancelled and funds will be returned to the respective Purchasers.

2. **Payment**. Concurrent with the execution hereof, payment for the Series DRM-001 Interest shall be made by the Purchaser to North Capital Private Securities Corporation, a Delaware corporation and a registered broker-dealer, member FINRA and SIPC, as escrow agent for the Company (the "**Escrow Agent**"), by wire transfer of immediately available funds or through such other means as instructed by the Company and/or the Intermediary. The Company shall cause the Escrow Agent to maintain all such funds for the Purchaser's benefit in a segregated non-interest-bearing account, in the name of the Escrow Agent for further credit to "Series DRM-001, a series of Dram Invest LLC – [Purchaser Name]," until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription, or (iii) the Offering Deadline.

3. **Termination of the Offering or Rejection of Subscription**.

    3.1   In the event that the Company does not effect the Closing on or before the Offering Deadline, the Company will cause the Escrow Agent to refund promptly the Purchase Amount paid by the Purchaser, without deduction, offset, or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or legal effect.

    3.2   The Purchaser understands and agrees that the Managing Member, in its sole discretion, reserves the right to accept or reject this or any other subscription for Series DRM-001 Interest, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Purchaser of notice of acceptance of this subscription. If the Managing Member rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Purchase Amount or the rejected portion thereof to the Purchaser without deduction, offset, or interest accrued thereon. If this subscription is rejected in whole, this Subscription Agreement shall thereafter be of no further force or legal effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription**. At the Closing, if the Managing Member accepts this subscription in whole or in part, the Company shall execute and deliver to the Purchaser a counterpart executed copy of this Subscription Agreement and cause the Escrow Agent to release the Purchase Amount (or applicable portion thereof if such subscription is only accepted in part) to the Company for the benefit of the Series DRM-001. The Company shall have no obligation hereunder until the Company shall execute and deliver to the Purchaser an executed copy of this Subscription Agreement, and until the Purchaser shall have executed and delivered to the Managing Member this Subscription Agreement and a substitute Form W-9 or Form W8-BEN-(E), as and if applicable, and shall have deposited the Purchase Amount in accordance with this Subscription Agreement. The Purchaser understands and agrees that this subscription is made subject to the condition that the Series DRM-001 Interest to be issued and delivered on account of this subscription will be issued only in the name of and delivered only to the Purchaser. Effective upon the Company's execution of this Subscription Agreement, the Purchaser shall be a member of the Company, and the Purchaser agrees to adhere to and be bound by, the terms and conditions of the Operating Agreement as if the Purchaser were a party to it (and grants to the Managing Member the power of attorney described therein).

5. **Representations and Warranties of the Company**. The Company and the Series DRM-001 hereby represent, warrant, and agrees that as of the Closing:

    5.1   The Company, a Delaware series limited liability company, and the Series DRM-001, a series of Dram Invest LLC, are duly formed and validly existing under the laws of Delaware, with full power and authority to conduct business as it is currently being conducted and to each own its own assets; and has secured any other authorizations, approvals, permits, and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    5.2   The Series DRM-001 Interest have been duly authorized and, when issued, delivered, and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid, and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

    5.3   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale, and delivery of the Series DRM-001 Interest) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company and the Series DRM-001 in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal securities laws or state securities laws.

    5.4   Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company and/or the Series DRM-001 in connection with the execution, delivery, and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval, or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

5.5   Neither the Company nor the Series DRM-001 is (i) required to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), (ii) an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), (iii) excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iv) disqualified from selling securities under Rule 503(a) of Regulation Crowdfunding, (v) barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual reports filings, and (vi) planning to engage in a merger or acquisition with an unidentified company or companies.

5.6   The Company and the Series DRM-001 are organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

5.7   The Company shall use the proceeds from the issuance and sale of the Series DRM-001 Interest as set forth in the Form C.

5.8   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge, or investigation before any court, arbitrator, mediator, or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company, (b) the Series DRM-001, or (c) against any consultant, officer, manager, director, or key employee of the Company and/or the Series DRM-001 arising out of his or her consulting, employment or board relationship with the Company and/or the Series DRM-001, or that could otherwise materially impact the Company and/or the Series DRM-001.

6.   **Representations and Warranties of the Purchaser**. The Purchaser hereby acknowledges, represents, warrants, and agrees to and with the Company, the Series DRM-001, and the Managing Member as follows:

6.1   <u>General</u>.

(a)   The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Series DRM-001 Interest, enter into this Subscription Agreement, and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule, or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

(b)   The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Series DRM-001 Interest as a nominee or agent or otherwise for any other person.

(c)   The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells the Series DRM-001 Interest and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

(d)   The Purchaser acknowledges and is purchasing the Series DRM-001 Interest in compliance with the investment limitations as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(e)   The Purchaser is purchasing the Series DRM-001 Interest for its own account, for investment, and not with a view to resale, distribution, subdivision or fractionalization thereof and no other person will have any direct or indirect beneficial interest in or right to such Series DRM-001 Interest. The Purchaser further acknowledges that ownership of its Series DRM-001 Interest does not provide it with direct ownership of the Company's or the Series DRM-001's assets and it irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company or the Series DRM-001, and that it is fully aware that in agreeing to admit it as a member, the Managing Member, the Company, and the Series DRM-001 are relying upon the truth and accuracy of such representation and warranty.

6.2   Information Concerning the Company.

(a) The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Series DRM-001 Interest.

(b) The Purchaser understands and accepts that the purchase of the Series DRM-001 Interest involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that it is able to bear any, and all loss associated with an investment in the Series DRM-001 Interest.

(c) The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Series DRM-001, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Series DRM-001 Interest. It is understood that information and explanations related to the terms and conditions of the Series DRM-001 Interest provided in the Form C or otherwise by the Company, the Series DRM-001, the Intermediary, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Series DRM-001 Interest, and that neither the Company, the Series DRM-001, the Intermediary, nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Series DRM-001 Interest. The Purchaser acknowledges that neither the Company, the Series DRM-001, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Series DRM-001 Interest for purposes of determining the Purchaser's authority or suitability to invest in the Series DRM-001 Interest.

(d) The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company, the Series DRM-001, and the Series DRM-001 Interest as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Series DRM-001 Interest.

(e) The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing date, taking into account all information received by the Purchaser.

(f) The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Series DRM-001 Interest or made any finding or determination concerning the fairness or advisability of this investment.

6.3 No Guaranty.

(a) The Purchaser confirms that neither the Company nor the Series DRM-001 have (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Series DRM-001, or (ii) made any representation to the Purchaser regarding the legality of an investment in the Series DRM-001 under applicable legal investment or similar laws or regulations. In deciding to purchase the Series DRM-001 Interest, the Purchaser is not relying on the advice or recommendations of the Company and/or the Series DRM-001 and the Purchaser has made its own independent decision that the investment in the Series DRM-001 Interest is suitable and appropriate for the Purchaser.

6.4   Status of Purchaser.

(a) The Purchaser has such knowledge, skill, and experience in business, financial, and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Series DRM-001 Interest. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Series DRM-001 Interest and the consequences of this Subscription Agreement. The Purchaser has considered the suitability of the Series DRM-001 Interest as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Series DRM-001 Interest and its authority to invest in the Series DRM-001 Interest.

(b) The Purchaser is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974, as amended (such act, "**ERISA**", such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

(c) If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Series DRM-001 Interest or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Series DRM-001 Interest, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Series DRM-001 Interest. Purchaser's subscription and payment for and continued beneficial ownership of the Series DRM-001 Interest will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

(d) The Purchaser should check the Office of Foreign Assets Control ("**OFAC**") website at http://www.treas.gov/ofac before making the following representations. The Purchaser represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state, or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and executive orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities, and individuals. The lists of OFAC prohibited countries, territories, persons, and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "**OFAC Programs**") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Purchaser's knowledge, none of (i) the Purchaser; (ii) any person controlling or controlled by the Purchaser; (iii) if the Purchaser is a privately-held entity, any person having a beneficial interest in the Purchaser; or (iv) any person for whom the Purchaser is acting as agent or nominee in connection with this investment is a country, territory, individual, or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a Purchaser if such Purchaser cannot make the representation set forth in the preceding paragraph. The Purchaser agrees to promptly notify the Company should the Purchaser become aware of any change in the information set forth in these representations. The Purchaser understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Purchaser, either by prohibiting additional subscriptions from the Purchaser, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Purchaser's identity to OFAC. The Purchaser further acknowledges that the Company may, by written notice to the Purchaser, suspend the redemption rights, if any, of the Purchaser if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

6.5   Restrictions on Transfer or Sale of Securities.

(a) The Purchaser understands that the Series DRM-001 Interest offered hereby have not been registered under the Securities Act or any state securities laws and are being offered and sold in reliance on exemptions from the registration requirements of the Securities Act. The Series DRM-001 Interest are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted by the Operating Agreement. The Series DRM-001 Interest have not been approved or disapproved by the SEC, any state securities commission, or any other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this Offering or the accuracy or adequacy of the Form C or this Subscription Agreement. Any representation to the contrary is unlawful.

(b) The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer, or otherwise dispose of the Series DRM-001 Interest or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding and the Operating Agreement.

7.   **Indemnification**. The Purchaser agrees to indemnify and hold harmless the Company, the Series DRM-001, the Managing Member, and their respective officers, directors, employees, agents, members, partners, control persons, and affiliates (each of which shall be deemed third-party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees, and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing, or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Purchaser of any covenant or agreement made by the Purchaser herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant, or acknowledgment made herein by the Purchaser shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

8.   **Conditions to Obligations of the Purchaser and the Company**. The obligations of the Purchaser to purchase and pay for the Series DRM-001 Interest specified on the signature page hereto and of the Company to sell the Series DRM-001 Interest are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

8.1   Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.2   Minimum Offering Amount. The Company shall have received aggregate subscriptions for the Series DRM-001 Interest of at least the Minimum Offering Amount, which shall be no less than the Target Offering Amount, as specified in the Form C, at the time of the Closing.

9.   **Irrevocability; Binding Effect**. The Purchaser hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Purchaser, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Purchaser and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Purchaser is more than one person, the obligations of the Purchaser hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

10.   **Legend**. The certificates, book entry, or other form of notation representing the Series DRM-001 Interest sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Series DRM-001 Interest were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding and the Operating Agreement.

11.   **Waiver, Amendment**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

12.   **Assignability**. This Subscription Agreement and the rights, interests, and obligations hereunder are not transferable or assignable by the Purchaser and the transfer or assignment of the Series DRM-001 Interest shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

13.   **Waiver of Jury Trial**. THE PURCHASER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT, THE OPERATING AGREEMENT, AND THE FORM C. CLAIMS

UNDER THE FEDERAL SECURITIES LAWS SHALL NOT BE SUBJECT TO THIS JURY TRIAL WAIVER PROVISION.

14.   **Governing Law and Jurisdiction**. This Subscription Agreement and the rights and obligations of the Purchaser arising out of or in connection with this Subscription Agreement, the Operating Agreement, and the Form C shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to principles of conflict of laws. The Purchaser irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in Wilmington, Delaware, in any action arising out of this Subscription Agreement, the Operating Agreement, and the Form C. Process in any suit, action, or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any court. Without limiting the foregoing, each party agrees that service of process on such party by written notice pursuant to the Operating Agreement will be deemed effective service of process on such party.

15.   **Section and Other Headings**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   **Counterparts**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	66 West Flagler Street, Suite 900 Miami, FL 33130
with a copy to:	Reitler Kailas & Rosenblatt LLP 885 3rd Avenue, 20th Floor New York, NY 10022
If to the Purchaser:	As noted on signature page

18.   **Survival**. All representations, warranties, and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents, and instruments described in the Form C which are not material, or which are to the benefit of the Purchaser, and (iii) the death or disability of the Purchaser.

19.   **Severability**. If any term or provision of this Subscription Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

**SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT
DRAM INVEST LLC
SERIES DRM-001 INTEREST**

       The Purchaser hereby elects to subscribe under the Subscription Agreement for the number and price of the Series DRM-001 Interest stated on this signature page of this Subscription Agreement and executes the Subscription Agreement.

SERIES DRM-001 Interest	
Number of Series DRM-001 Interest subscribed for:	
Price of Series DRM-001 Interest subscribed for:	$

PURCHASER (if an individual):
By_____ Name: Email: Address:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title: Email: Address:

Accepted:

SERIES DRM-001, a series of DRAM INVEST LLC
MANAGING MEMBER: DRAM MANAGEMENT LLC, a Delaware limited liability company By: Dram Invest Ltd., a Delaware corporation Its: Sole Member By_____ Name: Mario Tricarico Rosano Title: Chief Executive Officer